Exhibit (a)(29)    Message to Alcan Optionees and Stock Price Appreciation Units holders

Message in Solium to Optionees and SPAU holders

Dear Alcan Colleagues,

Please note that all current blackout periods restricting trading in Alcan securities (including in relation to quarter-end financial results) are lifted effective immediately. This decision has been taken given Alcan's view as to the likelihood of completion of the Rio Tinto Offer.

You may therefore trade Alcan shares and exercise Alcan Options or SPAUs.  However, please note that all Option and SPAU exercises must cease by end‑of‑day on Wednesday 17 October 2007 in light of the pending closing of the Offer.  All open Option orders that have not been executed by that time will be cancelled. Should the Offer be extended beyond 23 October 2007, we will contact you again. All remaining unexercised Options and SPAUs will be cashed out and paid to you on or within a few days after closing based on the Offer price of USD 101.

The general provisions of Alcan's Insider Trading Policy continue to apply. Notably, the reporting insider remains subject to the obligation to specifically pre‑clear all trades.

Given the status of the Rio Tinto Offer, trading volumes and other market conditions relating to the Alcan shares have, understandably, been significantly affected. Should you decide to exercise Alcan Options or otherwise trade, you should definitely consult with your financial advisor.